                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 Baidu.com, Inc.
                                 ---------------
                                (Name of Issuer)

                           American Depositary Shares
                  each representing one Class A Ordinary Share
                  --------------------------------------------
                         (Title of Class of Securities)


                                    056752108
                                    ---------
                                 (CUSIP Number)


                               September 28, 2005
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

  [   ]   Rule 13d-1(b)
  [ X ]   Rule 13d-1(c)
  [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 056752108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw Meniscus Portfolios, L.L.C.
         51-0481096

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)   [ ]
         (B)   [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                    -0-
EACH
REPORTING
PERSON WITH
                         6. SHARED VOTING POWER
                            267,258 ADS representing 267,258 Shares
                            (Please See Preliminary Note Below)

                         7. SOLE DISPOSITIVE POWER
                            -0-

                         8. SHARED DISPOSITIVE POWER
                            267,258 ADS representing 267,258 Shares
                            (Please See Preliminary Note Below)

   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,258 ADS representing 267,258 Shares
         (Please See Preliminary Note Below)

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.2% (Please See Preliminary Note Below)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 056752108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)   [ ]
         (B)   [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                     -0-
EACH
REPORTING
PERSON WITH
                          6. SHARED VOTING POWER
                             441,775 ADS representing 441,775 Shares
                             (Please See Preliminary Note Below)

                          7. SOLE DISPOSITIVE POWER
                             -0-

                          8. SHARED DISPOSITIVE POWER
                             441,775 ADS representing 441,775 Shares
                             (Please See Preliminary Note Below)

   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,775 ADS representing 441,775 Shares
         (Please See Preliminary Note Below)

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.2% (Please See Preliminary Note Below)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

CUSIP NO. 056752108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)   [ ]
         (B)   [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                     -0-
EACH
REPORTING
PERSON WITH
                          6. SHARED VOTING POWER
                             385,358 ADS representing 385,358 Shares
                             (Please See Preliminary Note Below)

                          7. SOLE DISPOSITIVE POWER
                             -0-

                          8. SHARED DISPOSITIVE POWER
                             385,358 ADS representing 385,358 Shares
                             (Please See Preliminary Note Below)

   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,358 ADS representing 385,358 Shares
         (Please See Preliminary Note Below)

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.9% (Please See Preliminary Note Below)

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

CUSIP NO. 056752108

      1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A) [ ]
           (B) [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                 5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                     -0-
EACH
REPORTING
PERSON WITH
                          6. SHARED VOTING POWER
                             441,775 ADS representing 441,775 Shares
                             (Please See Preliminary Note Below)

                          7. SOLE DISPOSITIVE POWER
                             -0-

                          8. SHARED DISPOSITIVE POWER
                             441,775 ADS representing 441,775 Shares
                             (Please See Preliminary Note Below)

      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,775 ADS representing 441,775 Shares
           (Please See Preliminary Note Below)

      10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [ ]

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           10.2% (Please See Preliminary Note Below)

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

PRELIMINARY NOTE:

The Reporting Persons (as defined below) are currently the beneficial owners of American Depositary Shares ("ADS"), each ADS representing one Class A Ordinary Share ("Share") of Baidu.com, Inc. (the "Issuer"). The Shares are the security underlying the ADS issued by the Issuer. The percent of class held by each Reporting Person is based on the 4,344,877 outstanding Shares identified in the Issuer's Prospectus filed August 5, 2005.


ITEM 1.
     (A) NAME OF ISSUER
         Baidu.com, Inc.


     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
         12/F, Ideal International Plaza
         No. 58 West-North 4th Ring
         Beijing F4 100080


ITEM 2.
     (A) NAME OF PERSON FILING
         D. E. Shaw Meniscus Portfolios, L.L.C.
         D. E. Shaw & Co., L.P.
         D. E. Shaw & Co., L.L.C.
         David E. Shaw


     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE The business address for each reporting person is:
         120 W. 45th Street, Tower 45, 39th Floor
         New York, NY 10036


     (C) CITIZENSHIP
         D. E. Shaw Meniscus Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
         D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
         David E. Shaw is a citizen of the United States of America.


     (D) TITLE OF CLASS OF SECURITIES
         American Depositary Shares each representing one Class A Ordinary Share


     (E) CUSIP NUMBER
         056752108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

As of October 10, 2005:

(a) Amount beneficially owned:

D. E. Shaw Meniscus Portfolios, L.L.C.:          267,258 ADS representing 267,258 Shares


D. E. Shaw & Co., L.P.:                          441,775 ADS representing 441,775 Shares
                                                 This is composed of (i) 267,258 ADS representing 267,258 Shares in the name of
                                                 D. E. Shaw Meniscus Portfolios, L.L.C., (ii) 118,100 ADS representing 118,100
                                                 Shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 3,700 ADS
                                                 representing 3,700 Shares in the name of D. E. Shaw Investment Group, L.L.C., and (iv) 52,717 ADS representing 52,717 Shares in the name of D. E. Shaw Valence
                                                 Portfolios, L.L.C.



D. E. Shaw & Co., L.L.C.:                        385,358 ADS representing 385,358 Shares
                                                 This is composed of (i) 267,258 ADS representing 267,258 Shares in the name of
                                                 D. E. Shaw Meniscus Portfolios, L.L.C., and (ii) 118,100 ADS representing
                                                 118,100 Shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.

David E. Shaw:                                   441,775 ADS representing 441,775 Shares
                                                 This is composed of (i) 267,258 ADS representing 267,258 Shares in the name of
                                                 D. E. Shaw Meniscus Portfolios, L.L.C., (ii) 118,100 ADS representing 118,100
                                                 Shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 3,700 ADS
                                                 representing 3,700 Shares in the name of D. E. Shaw Investment Group, L.L.C., and (iv) 52,717 ADS representing 52,717 Shares in the name of D. E. Shaw Valence
                                                 Portfolios, L.L.C.


(b) Percent of class:
    D. E. Shaw Meniscus Portfolios, L.L.C.:       6.2%
    D. E. Shaw & Co., L.P.:                      10.2%
    D. E. Shaw & Co., L.L.C.:                     8.9%
    David E. Shaw:                               10.2%


(c) Number of shares to which the person has:
    (i) Sole power to vote or to direct the vote:
        D. E. Shaw Meniscus Portfolios, L.L.C.:         -0- shares
        D. E. Shaw & Co., L.P.:                         -0- shares
        D. E. Shaw & Co., L.L.C.:                       -0- shares
        David E. Shaw:                                  -0- shares


    (ii) Shared power to vote or to direct the vote:
         D. E. Shaw Meniscus Portfolios, L.L.C.:        267,258 ADS representing 267,258 Shares
         D. E. Shaw & Co., L.P.:                        441,775 ADS representing 441,775 Shares
         D. E. Shaw & Co., L.L.C.:                      385,358 ADS representing 385,358 Shares
         David E. Shaw:                                 441,775 ADS representing 441,775 Shares


    (iii) Sole power to dispose or to direct the disposition of:
          D. E. Shaw Meniscus Portfolios, L.L.C.:       -0- shares
          D. E. Shaw & Co., L.P.:                       -0- shares
          D. E. Shaw & Co., L.L.C.:                     -0- shares
          David E. Shaw:                                -0- shares


    (iv) Shared power to dispose or to direct the disposition of:
         D. E. Shaw Meniscus Portfolios, L.L.C.:        267,258 ADS representing 267,258 Shares
         D. E. Shaw & Co., L.P.:                        441,775 ADS representing 441,775 Shares
         D. E. Shaw & Co., L.L.C.:                      385,358 ADS representing 385,358 Shares
         David E. Shaw:                                 441,775 ADS representing 441,775 Shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Meniscus Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., and the managing member and investment adviser of D. E. Shaw Investment Group, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of
D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Meniscus Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 441,775 ADS representing 441,775 Shares as described above constituting 10.2% of the outstanding Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such Shares. David E. Shaw disclaims beneficial ownership of such 441,775 ADS representing 441,775 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.  CERTIFICATION
By signing below, each of D. E. Shaw Meniscus Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, are attached hereto.

Dated: October 11, 2005


                                        D. E. Shaw Meniscus Portfolios, L.L.C.
                                        By: D. E. Shaw & Co., L.L.C., as
                                            managing member

                                            By: /s/ Anne Dinning
                                                ----------------
                                                Anne Dinning
                                                Managing Director



                                        D. E. Shaw & Co., L.P.

                                        By: /s/ Anne Dinning
                                            ----------------
                                            Anne Dinning
                                            Managing Director



                                        D. E. Shaw & Co., L.L.C.

                                        By: /s/ Anne Dinning
                                            ----------------
                                            Anne Dinning
                                            Managing Director



                                        David E. Shaw

                                        By: /s/ Anne Dinning
                                            ----------------
                                            Anne Dinning
                                            Attorney-in-Fact for David E. Shaw

                                    EXHIBIT 1

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/ David E. Shaw
New York, New York

                                    EXHIBIT 2

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/ David E. Shaw
New York, New York

                                    EXHIBIT 3

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the American Depositary Shares each representing one Class A Ordinary Share of Baidu.com, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 11th day of October, 2005.


                                        D. E. Shaw Meniscus Portfolios, L.L.C.
                                        By: D. E. Shaw & Co., L.L.C., as
                                            managing member

                                            By: /s/ Anne Dinning
                                                ----------------
                                                Anne Dinning
                                                Managing Director



                                        D. E. Shaw & Co., L.P.

                                        By: /s/ Anne Dinning
                                            ----------------
                                            Anne Dinning
                                            Managing Director



                                        D. E. Shaw & Co., L.L.C.

                                        By: /s/ Anne Dinning
                                            ----------------
                                            Anne Dinning
                                            Managing Director



                                        David E. Shaw

                                        By: /s/ Anne Dinning
                                            ----------------
                                            Anne Dinning
                                            Attorney-in-Fact for David E. Shaw